

MAIL STOP 3010

October 5, 2009

Brian C. Taylor, Chairman
Two Harbors Investment Corp.
601 Carlson Pkwy, Ste. 330
Minnetonka, MN 55305

> **Re:** **Two Harbors Investment Corp.**
> **Amendment No. 3 to Form S-4**
> **File No. 333-160199**
> **Filed September 22, 2009**

Dear Mr. Taylor:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Provide us with a detailed, written explanation of the proposed and contemplated timetable that you and Capitol believe will be necessary, including the date and time by which you believe you will have to file a definitive proxy. In your response, also set forth the applicable requirements under state and federal law in terms of timing, and make clear how your proposed timing would comply with those requirements. Include in your discussion the various components, including such items as the filings that would need to be made with the Delaware Secretary of State and the normal processing time for such filings. In light of the nature of your proposed transaction, please tell us the reason for the number of days between the scheduled meeting date and your termination date.

2.   We note your response to comment 1 of our letter dated September 17, 2009 that Capitol will not be entering into the inducing transactions. We continue to note however, that Two Harbors is included as a party that may engage in the inducement transactions. Considering Two Harbors is the resulting company, its ability to use the trust proceeds, post approval, to satisfy inducement arrangements creates the same effect as if Capitol engaged in such transactions. As such, we reissue our prior comment. Please provide an analysis of your ability to provide different treatment to shareholders of the same class of securities and revise to discuss how such actions would be fair to the shareholders that remain and do not receive any payments or warrants.

3.   We note the revised disclosure on page 84 that the purchase of shares using borrowed funds will only involve affiliates and Two Harbors. Considering you are able to borrow money to purchase shares in order to change negative votes, please revise to discuss the maximum borrowing costs you would incur in such transaction, including interest. Also, please revise to clarify if Capitol's purchase from the affiliates would cover the borrowing cost incurred by the other parties that purchase shares using borrowed funds.

4.   In connection with comments 2 and 3 above, we reissue prior comment 2. Please revise to clarify how shareholders will be provided with updated disclosure and extra time to reconsider their vote, if there are material changes that occur after you mail your proxy materials.

5.   We note your disclosure throughout the prospectus that if the proposals here are ultimately rejected, Capitol would have to liquidate. As such, please revise to provide the disclosure that would be applicable in a liquidation so that shareholders are able to compare the proposed transaction with a liquidation transaction. Such disclosure should address the process, timeline, and the financial terms of a liquidation.

Summary of the Material Terms of the Merger, page 1

6.   Please note that the bullet list format makes the section somewhat difficult to follow. Please consider revising this section into subsections, based on the topics discussed. For instance, the first section could briefly discuss your background as a blank check company, as described in your IPO prospectus, and highlight the guidelines you disclosed as requirements and obligations to shareholders. Also, the bullet points about the specifics of the proposals could be grouped under one subheading, as could the disclosure about your REIT operations post consummation.

Unaudited Pro Forma Consolidated Per Share Information, page 17

7.   We read your response to comment 10 and the additional disclosure on page 17. However we still note that equivalent pro forma per share information of the company was omitted. Amend your disclosure to include this information.

8.   We note your response to comment 11. However, we continue to note that you are able to provide cash inducements and borrow funds to make purchases of shares from shareholders who vote against the transaction. As such, please tell us how you determined the minimum number of shares outstanding in light of your possible conduct to obtain favorable votes.

Risk Factors, page 18

9.   Please revise to provide a risk factor to address those aspects of the proposals that run counter to the guidelines established in Capitol's IPO prospectus and charter.

10.   Please provide a risk factor that addresses the possibility that you may have REIT taxable income in excess of income from operating activities, which would require you to fund distributions from other sources in order to maintain your qualification as a REIT. Describe all other possible sources of funds for distributions, such as proceeds from the sale of assets or borrowings. Discuss the risks associated with using funds other than income from operations to fund your distribution payments.

Forward-Looking Statements, page 53

11.   We note the reference to the Private Securities Litigation Reform Act of 1995. Please tell us your ability to make such reference in light of the fact that this is your first registration of a securities offering under the Securities Act of 1933.

Voting Your Shares or Warrants, page 58

12.   We note your responses to comments 8 and 9. On page 6 you indicate that brokers would be able to submit votes electronically. Please revise to clarify if shareholders would be able to submit and/or change votes electronically or telephonically. If not, please revise to clarify why such ability is not provided to shareholders.

13.   We note that in order to convert, shareholders must deliver their shares prior to the meeting. We also note your disclosure on page 81 that if stockholders hold their shares in street name, they will have to coordinate with their broker to have their shares certificated or delivered electronically. Please discuss how much time this process could take and in light of the limited time allowed between the

mailing of the proxy materials and the shareholders' meeting. We may have
further comment.

Conflicts of Interest Relating to Pine River and PRCM Advisors LLC, page 180

14.   We note your response to comment 22. Please revise to clarify the permitted
related party transactions that could be carried out without approval by the
independent directors.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Condensed Combined Pro Forma Statement of Operations, pages 117 and 118

15.   Your Pro Forma Statements of Operations indicate that the cash available after the
transaction will earn interest and dividend income equal to amounts currently
earned by the trust account. Please provide your basis for this conclusion with
respect to the minimum transaction size given that the available cash on which
interest could be earned will be substantially less.

Exhibits

16.   Please note that we must review your legality and tax opinions prior to declaring
this registration statement effective. Please provide such opinions in your next
amendment.

* * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Any questions regarding the accounting comments may be directed to Jamie John at (202) 551-3446 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Jay Bernstein, Esq.
        (via facsimile)